Hanryu Holdings, Inc.

160, Yeouiseo-ro

Yeongdeungpo-gu, Seoul

Republic of Korea 07231

March 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Melissa Kindelan, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Larry Spirgel, Office Chief

Edwin Kim, Staff Attorney

Re:	Hanryu Holdings, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 21, 2023

File No. 333-269419

Dear Mr. Kim:

Hanryu Holdings, Inc. (the “Company”) confirms receipt of the letter dated March 29, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”)

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Revenue, page 62

1.	Please revise to indicate the correct revenue amount in your discussion for the year ended December 31, 2021 of $480,224, not $408,821.

RESPONSE: In response to the Staff’s comment, the Company has updated the discussion on page 62 of the Registration Statement to reflect the correct revenue amount of $480,224 for the year ended December 31, 2021.

Consolidated Balance Sheets, page F-4

2.	Please revise to reflect the amount associated with the common stock outstanding as of December 31, 2021 on the appropriate line.

RESPONSE: In response to the Staff’s comment, the Company has revised the balance sheet on page F-4 of the Registration Statement to reflect the amount associated with the common stock outstanding as of December 31, 2021.

Notes to Consolidated Financial Statements

Note 15 - Significant Non-Cash Transaction, page F-39

3.	You disclose here that for the year ended December 31, 2022, investments of $1,578,158 were reduced by receiving non-trade receivables for the same aggregate value. Based on your disclosures in Note 9, it appears that the only investments sold during fiscal 2022 were the Setopia Bonds from which you received cash consideration of $696,621 and a non-trade receivable for $867,987. Please explain what investment sale the $710,171 non- trade receivable relates to and revise your disclosures in Note 9 (and elsewhere as necessary) to include a discussion of such transaction.

RESPONSE: In response to the Staff’s comment, the Company has updated its disclosures on page F-32 of the Registration Statement to include a discussion of the transaction that resulted in the $710,171 non-trade receivable.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at (212) 536-4085.

Very truly yours,

/s/ Chang-Hyuk Kang
Chang-Hyuk Kang,
Chief Executive Officer

cc: Matthew Ogurick, Esq. of K&L Gates LLP